UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless, Landis+Gyr and Altair Work with Telstra to Launch New IoT Era

Leading IoT solutions provider Sierra Wireless delivers modules for Telstra’s upcoming Cat-M1 network using Altair’s LTE platform to enable Landis+Gyr’s industry first live Cat-M1 smart meter trial

BARCELONA, Spain--(BUSINESS WIRE)--February 26, 2017--Telstra, Sierra Wireless, Landis+Gyr and Altair today announced a significant milestone in accelerating the Internet of Things (IoT). Telstra is the first to complete network software deployment nationally to enable one of the world’s largest Category M1 (Cat-M1) IoT footprints and has commenced localised Cat-M1 trials in Australia. Sierra Wireless AirPrime® modules, based on the Altair ALT-1210 LTE platform, will be the first trial Cat-M1 device to be deployed on Telstra’s network, and Landis+Gyr will provide the first Cat-M1 smart meters to be trialed.

Telstra’s Cat-M1 network will connect a wide variety of new and existing IoT solutions and services including wearables, water meters, agri-sensors, smart appliances, asset monitoring, industrial automation and more. Cat-M1 technology enables lower cost devices, greater breadth and depth of coverage, and up to 10 years of battery life for many use cases, while leveraging the secure existing LTE infrastructure.

“We are excited to be working with our partners Sierra Wireless, Landis+Gyr, and Altair to trial the first Cat-M1-enabled smart meter on our network,” said Mike Wright, Telstra’s Group Managing Director of Networks. “These smart meter trials will mean we can get the benefits of Cat-M1, such as low power consumption and deep coverage, out to market even quicker.”

Landis+Gyr is one of the first customers to utilize Telstra’s Cat-M1 network capabilities for its smart meter and smart grid applications. Utility customers rely on robust coverage to ensure the success of smart metering rollouts. The Cat-M1 network is perfectly suited for this; when deployed on a 4G network, the solution will continue to be enhanced to significantly extend breadth and depth of coverage, while balancing data speeds and latency. The smart energy innovator is also the first in the world to demonstrate smart electricity metering operating over a Cat-M1 network.

“Cat-M1 technology is critical for Landis+Gyr smart meters,” said Adrian Clark, CEO Australia, New Zealand and South East Asia, Landis+Gyr. “Sierra Wireless’ modules made it easy to migrate from 3G to Cat-M1 technology seamlessly, allowing us to take part in early trials and get to market quickly with solutions that take advantage of Cat-M1 network features. We are really excited by the results and the role this partnership plays in Landis+Gyr’s rollout of the next generation of advanced metering infrastructure.”

“Telstra’s Cat-M1 network makes LTE the superior option for connecting IoT solutions nationwide, with improved coverage and battery life that will benefit existing applications and enable many new ones,” said Dan Schieler, Senior Vice President and General Manager, Embedded Solutions at Sierra Wireless. “Our HL7749 Cat-M1 module provides another CF3™ form factor option for our customers operating their devices on Telstra’s network, allowing them to quickly and cost-effectively migrate their connected IoT products or services from 2G, 3G, or 4G to Cat-M1.”

“Altair continues to spearhead wireless IoT semiconductor development with the latest Cat-M1 standards,” said Eran Eshed, Vice President of Worldwide Marketing and Sales at Altair. “This cooperation with three innovative ecosystem partners enabled the most significant milestone to date on the path to commercial readiness.”

Note to editors:

Sierra Wireless will feature a Landis+Gyr Cat-M1 Smart Meter in its booth at Mobile World Congress 2017, GSMA Innovation City, Hall 4, Stand #4A30, February 27 – March 2, in Barcelona, Spain. To book a briefing at MWC please contact pr@sierrawireless.com.

About Telstra

Telstra is a leading telecommunications and information services company. We offer a full range of services and compete in all telecommunications markets in Australia, operating the largest mobile and Wi-Fi networks. Globally, we provide end-to-end solutions including managed network services, global connectivity, cloud, voice, colocation, conferencing and satellite solutions. We have licenses in Asia, Europe and the United States and offer access to more than 2,000 points of presence across the globe. For more information visit www.telstra.com.

About Altair

Altair Semiconductor, a Sony company is a leading provider of LTE chipsets. Altair’s portfolio covers the complete spectrum of cellular 4G market needs, from supercharged video-centric applications all the way to ultra-low power, low cost IoT and M2M. Altair has shipped millions of LTE chipsets to date, commercially deployed on the world’s most advanced LTE networks including Verizon Wireless, AT&T, Softbank and KT (Korea Telecom). The company’s customer roster includes some of the world’s leading OEMs and ODMs, such as Telit, Sierra Wireless, WNC and Gemtek as well as the majority of Asian ODMs developing LTE products for global markets. For more information, visit www.altair-semi.com. Follow Altair on Twitter: @AltairSemi

About Landis+Gyr

Landis+Gyr is a world leader in smart metering, energy management solutions, and related services, with presence in 30 countries headquartered in Zug, Switzerland focused on metering and other technologies which deal with management of energy.

Landis+Gyr is the global industry leader in metering solutions for electricity, gas, heat/cold and water for energy measurement solutions for utilities. Since 1896 the company has been helping customers overcome operational, regulatory and consumer driven challenges by capturing the advantages and benefits of technology. Focused on quality, reliability and innovation, the Group offers a complete portfolio of energy meters and integrated smart metering solutions, enabling utilities and end-users to make better use of scarce resources, save operating costs and protect the environment by managing energy better – and to build the smart grid. For more information, please visit www.landisgyr.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Sierra Wireless and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Telstra:
Jon Court, +61 408 423 516
Jon.Court@team.telstra.com
or
Altair:
Finn Partners Israel for Altair Semiconductor
Ellie Hanson, 1-929-222-8006
ellie.hanson@finnpartners.com
@elliesheva
or
Landis+Gyr:
Monique Spanbrook, +61 408 810 413
General Manager, Marketing and Communications - Asia Pacific
Monique.Spanbrook@landisgyr.com
or
Sierra Wireless:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 27, 2017